

September 20, 2010

Pedro Samhan E.
Chief Financial Officer
Banco De Chile
Paseo Ahumada 251
Santiago, Chile
By U.S. Mail and facsimile to 011-56-2-653-5156

> **Re:** **Banco De Chile**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **File No. 001-15266**

Dear Mr. Samhan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

Analysis of Our Loan Classification, page 76

1. We note your disclosures on pages 76 through 77 that your impaired loan portfolio totaled MCh$622,519 at December 31, 2009 and that you did not have any impaired loans at December 31, 2008 or January 1, 2008. We also note your disclosure on page F-128 that the value of collateral maintained by the Bank of loans individually classified as impaired as of December 31, 2009, 2008 and January 1, 2008 was MCh$187,899, MCh$104,345 and MCh$198,647, respectively, which appears to indicate that you had impaired loans at each of these period ends. Please explain this apparent discrepancy in your disclosures by providing us detailed information in your response letter and revise future filings as deemed necessary.

2. As a related matter, we note your disclosure that as of December 31, 2009 you had impaired loans of MCh$622,519 with an underlying collateral value of MCh$187,899. Please provide us with, and revise future filings to include:

- the amount of individual and group allowances associated with these impaired loans; and

- an enhanced discussion of your methodology for determining the amount of impairment associated with your impaired loan portfolio specifically addressing how this collateral value was taken into consideration when developing your calculation of the present value of estimated future cash flows. Refer to paragraph AG84 of IAS 39.

Classification of Loan Portfolio Based on the Borrower's Payment Performance, page 77

3. We note your disclosure on page 77 that loans overdue 90 days or more ("past due") were MCh$288,439, MCh$251,026 and MCh$61,327 at December 31, 2009, December 31, 2008 and January 1, 2008, respectively. We also note your disclosure on page 78 that "past due" loans were MCh$89,528, MCh$81,950 and MCh$61,327 as of these same period ends. Please explain the apparent discrepancies by providing us detailed information in your response letter in these disclosures and revise future filings as deemed necessary.

4. Please provide us with, and revise future filings to include, an analysis of the age of financial assets that are past due as at the end of each reporting period but not impaired. Refer to paragraph 37(a) of IFRS 7.

Consolidated Financial Statements

Consolidated Statement of Comprehensive Income, page F-7

5. Please revise future filings to disclose the reclassification adjustment related to components of other comprehensive income (financial instruments available-for-sale). Refer to paragraph 92 of IAS 1.

6. Please revise future filings to disclose the amount of income tax relating to each component of other comprehensive income, including reclassification adjustments, or clearly indicate that the income tax presented relates solely to financial instruments available-for-sale, if appropriate. Refer to paragraph 90 of IAS 1.

Consolidated Statement of Changes in Equity, page F-8

7. Please revise future filings to present, either in the statement of changes in equity or in the notes to the consolidated financial statements, the amount of dividends per share recognized as distributions to owners during the period. Refer to paragraph 107 of IAS 1.

Consolidated Statement of Cash Flows, page F-9

8. We note that the provision for loan losses presented in the operating section of your Consolidated Statement of Cash Flows does not agree to the provision for loan losses on your Statement of Income. Based on your disclosures provided in Note 36 to the Consolidated Financial Statements, it appears this difference relates to the recovery of written-off assets. Please tell us where this difference is accounted for in your Statement of Cash Flows and revise future filings accordingly, if appropriate.

Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Principles
Special Purpose Entities, page F-12

9. We note your accounting policy disclosure for special purpose entities and your conclusion that you do not control any of these entities. In order for us to more fully understand your disclosure, please describe for us the circumstances where you have either been involved in the set up or sponsorship of special purpose entities for which you have concluded that you do not have control thereby supporting your conclusion that these entities need not be consolidated. In preparing your response, please provide us with a robust discussion to support your conclusions, including applicable accounting literature relied upon.

Impairment of loans, page F-23

10. We note your disclosure describing the two components of your allowance for loan loss, the first being for loans that are individually significant for which there is objective evidence of impairment and the second "collective" component for all loans that are not individually significant and loans which are significant but for which no objective evidence of impairment was observed as a result of the individual assessment. We also note your disclosure on pages F-60 through F-63 and F-92 and elsewhere throughout the filing as it relates to individual and group provisions. Please tell us and enhance your relevant disclosures in future filings to further define "individual" and "group" provisions. In addition, please tell us, and disclose in future filings, the amount of "individual" and "group" provisions and allowance for loan losses associated with impaired loans and that associated with non-impaired loans for each period presented.

Note 14(b). Allowances for loan losses, page F-63

11. We note that you appear to have made additions to your group allowance for loan losses for impairment charges as a result of the Citibank Chile merger. Please tell us how you determined that the carryover or creation of a valuation allowance related to loans acquired in a business combination was appropriate considering the guidance in paragraph B41 of IFRS 3. To the extent that these provisions reflect additional credit deterioration since the acquisition date, please explain how credit risk was captured in your initial fair value determination.

12. We note that you acquired loans with a fair value of Ch$1,054,617 million from Citibank Chile on January 1, 2008. We were unable to locate the all of the disclosures required by paragraph B64(h) of IFRS 3 with respect to these acquired receivables. Please provide us with, and revise your future filings to provide, the required disclosures. Alternatively, please advise us as to where such disclosures are located in your filing.

Note 5. First-time Adoption

13. Please tell us where you disclose a reconciliation of total comprehensive income in accordance with paragraph 24(b) of IFRS 1. In the event you have not disclosed this information, please confirm that you will include such disclosure in all future filings.

Note 31 –Equity, page F-87

14. Please tell us, and revise future filings to disclose, the number of ordinary shares authorized. Refer to paragraph 79(a)(i) of IAS 1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Benjamin Phippen, Staff Accountant, at (202)-551-3697, or me at (202)-551-3492 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant